UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

Central Minera Corp. ———————————————————————————————————
(Translation of registrant’s name into English)

PO Box 93038 Caulfeild Village R.P.O. West Vancouver, British Columbia V7W 3G4 Canada
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

British Columbia Securities Commission Form 52-109 F1 CEO Certification
British Columbia Securities Commission Form 52-109 F1 CFO Certification
Quarterly Financial Statements for the period ended September 30, 2005
Management Discussion and Analysis for the period ended September 30, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Minera Corp.

Date: December 6, 2005	By:	Michael Cytrynbaum
	Name:	Michael Cytrynbaum
	Title:	President

EXHIBIT INDEX

Exhibit No.	Description

1.1	CEO Certification
1.2	CFO Certification
1.3	Financial Statement
1.4	Management Discussion & Analysis